# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TeraWulf Inc., CIK 0001083301
CUSIP: 88080T104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 9 Federal Street, Easton, Maryland (MD), 21601
Date of event which requires filing of this statement: 09/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001824723

## Reporting persons
- Google LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 41,011,803; sole dispositive power 0; shared dispositive power 41,011,803; aggregate amount beneficially owned 41,011,803 (7.6% of the class)
  Comment: Limited Liability Company
- XXVI Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 41,011,803; sole dispositive power 0; shared dispositive power 41,011,803; aggregate amount beneficially owned 41,011,803 (7.6% of the class)
- Alphabet Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 41,011,803; sole dispositive power 0; shared dispositive power 41,011,803; aggregate amount beneficially owned 41,011,803 (7.6% of the class)

## Item 1. Issuer
Name of issuer: TeraWulf Inc.
Address of issuer's principal executive offices: 9 Federal Street, Easton, MD 21601

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Google LLC
XXVI Holdings Inc.
Alphabet Inc.
Address of principal business office or, if none, residence: The address of the Reporting Persons is 1600 Amphitheatre Parkway, Mountain View, CA 94043.
Citizenship: Each of Google LLC, XXVI Holdings Inc. and Alphabet Inc. is an entity organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Stock as of September 11, 2026, based upon 539,980,480 shares of Common Stock outstanding, consisting of: (i) 498,968,677 shares of Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026, and (ii) 41,011,803 shares of Common Stock that are issuable upon the exercise of warrants owned by the Reporting Persons that are currently exercisable, or are exercisable within 60 days.

The Reporting Persons are the beneficial owners of 41,011,803 shares of Common Stock that are issuable upon the exercise of warrants that are currently exercisable, or are exercisable within 60 days, held directly by Google LLC. Alphabet Inc. is the controlling stockholder of XXVI Holdings Inc., which is the managing member of Google LLC. As a result, the Reporting Persons may be deemed to share beneficial ownership of the securities owned directly by Google LLC.
Percent of class: 7.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 41,011,803
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 41,011,803

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement.

## Signatures
- Google LLC: /s/ Kathryn W. Hall, Kathryn W. Hall, Assistant Secretary (09/25/2026)
- XXVI Holdings Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall, Assistant Secretary (09/25/2026)
- Alphabet Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall, Assistant Secretary (09/25/2026)